Ispire Technology Inc.

19700 Magellan Drive

Los Angeles, CA 90502

VIA EDGAR

March 30, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Re: Ispire Technology Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed March 17, 2023

File No. 333-269470

Ladies and Gentlemen:

Ispire Technology Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 17, 2023, regarding the Amendment No. 4 to Registration Statement on Form S-1, File No. 333-269470 (the “Registration Statement”) filed with the Commission March 17, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments, and have followed each comment with the Company’s response.

Amendment No. 4 to Registration Statement on Form S-1 filed March 17, 2023

Risk Factors, page 12

1.	We note your disclosure includes certain changes to the offering; however, the filing has not been revised to reflect all of the changes. For example, on page 31, you disclose that all of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act, which appears inconsistent regarding the shares sold in this offering that will be held by the Chief Financial Officer. In addition, on page 54, the percentages of the Company's common stock to be owned by Mr. Liu and Ms. Zhu upon completion of this offering, 59.4% and 4.5%, respectively, do not appear revised. Please revise the filing to make the changes as appropriate throughout the filing.

Response: The registration statement has been revised to reflect that any shares in the offering sold to affiliates are not freely transferable, but are subject to Rule 144 and any lock-up agreements. We have also corrected the ownership percentage.

Dilution, page 36

2.	We note disclosure that a $1.00 increase (decrease) in the assumed public offering price would increase the dilution per share to new investors by approximately $0.05, after deducting the underwriters' discount and estimated offering expenses payable by the Company. Please explain how the increase in the dilution per share to new investors of $0.05 was computed. Also revise "increase" of the dilution to "increase (decrease)".

Response: The dilution section has been revised to reflect that a $1.00 change in the offering price will result in an increase (decrease) of approximately $0.05 in the net tangible book value per share and an increase (decrease) in the dilution to the public investors of approximately $0.95. The following table shows the computation,

Offering price per share	$7.00	$8.00	$6.00
Net book value	$83,218,167	$83,218,167	$83,218,167
Intangible assets	$73,487,283	$73,487,283	$73,487,283
Net tangible book value	$9,730,884	$9,730,884	$9,730,884
Shares outstanding	50,000,000	50,000,000	50,000,000
Net tangible book value per share	$0.19	$0.19	$0.19
Shares issued in offering	3,000,000	3,000,000	3,000,000
Gross proceeds	$21,000,000	$24,000,000	$18,000,000
Underwriting discounts and commissions (6%)	$1,260,000	$1,440,000	$1,080,000
Non-accountable expense allowance (1%)	$210,000	$240.000	$180,000
Offering expenses (from Part II)	$1,950,000	$1,950,000	$1,950,000
Net proceeds	$17,580,000	$20,370,000	$14,790,000
Net tangible book value after offering	$27,310,884	$30,100,884	$24,520,884
Outstanding shares after offering	53,000,000	53,000,000	50,000,000
Net tangible book value per share	$0.52	$0.57	$0.46
Dilution per share to public investors	$6.48	$7.43	$5.54

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, Esq., at ranslow@egsllp.com or by telephone at (732) 939-9981 or Asher S. Levitsky, P.C. at alevitsky@egllp.com, telephone (917) 930-0991.

Sincerely,

/s/ Tuanfang Liu
Tuanfang Liu, Chief Executive Officer

cc:	Richard I. Anslow, Esq. Asher S. Levitsky PC